FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2011

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule 101(b)(1):  ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

MATERIAL FACT
Celulosa Arauco y Constitución S.A.
Registered in Securities Registry N° 42

Santiago, November 4, 2011

Mr.
Fernando Coloma Correa
Superintendent
Superintendency of Securities and Insurance
Avda. Libertador Bernardo O’Higgins 1449

Dear Sir,

The undersigned, as representative of the corporation named Celulosa Arauco y Constitución S.A., hereinafter the “Company” or “Arauco”, both domiciled in the Metropolitan Region, Avenida El Golf N° 150, floor 14, Commune of Las Condes , a company registered in the Securities Registry under N° 42, Chilean Tax Identification N° 93.458.000-1, and as duly empowered to provide this information, hereby informs the Superintendency the following material information regarding the Company and its business pursuant to article 9° and second paragraph  of article 10°, both contained in Law N° 18,045, and in the Regulation of General Application (Norma de Carácter General) N° 30, issued by such Superintendency:

Last night the Brazilian company Centaurus Holding S.A. agreed to acquire 100% of the quotas of the Brazilian company Florestal Vale do Corisco Ltda. (“Vale do Corisco”). Arauco Forest Brasil S.A. (Arauco’s Brazilian subsidiary) will own 49% of the share capital of Centaurus Holding S.A., and Klabin S.A. will own the remaining 51%. Klabin S.A. is a Brazilian corporation (sociedad anónima) listed in the Bolsa de Valores de Sao Paulo (Sao Paulo Stock Exchange), and is one of the main companies in the industrial forestry business of Brazil.

Vale do Corisco owns 107,000 hectares of land located in the State of Paraná, 63,000 of which are planted.

The total purchase price to obtain 100% ownership in Vale do Corisco amounts to US$ 473,500,000. The payment of such price is expected to be made this month, after certain conditions set forth in the contract have been fulfilled.

This transaction strengthens Arauco’s position in Brazil’s forestry sector, furthering the development of its industrial operations and ensuring the supply of wood for future projects.

Arauco considers that this transaction will have positive effects on the Company’s results, although such effects are not yet quantifiable.

Best regards,

CELULOSA ARAUCO Y CONSTITUCION S.A.
Matías Domeyko Cassel
Executive Vice President

c.c.
- Bolsa de Comercio de Santiago. La Bolsa Nº 64, Santiago
- Bolsa Electrónica de Chile. Huérfanos 770, piso 14, Santiago
- Bolsa de Valores de Valparaíso. Casilla 218-V, Valparaíso
- Representante de Tenedores de Bonos (Banco Santander). Bandera 140, Santiago

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A. (Registrant)

Date: November 16, 2011	By: /s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel Title: Executive Vice President